                                                   Filed Pursuant to Rule 424(c)
                                                           File Number 333-44743


                             PROSPECTUS SUPPLEMENT
                                      to
                        Prospectus Dated March 9, 1998

                               2,022,570 SHARES

                                CONSILIUM, INC.

                                 COMMON STOCK
                          ($0.01 PAR VALUE PER SHARE)

        This Prospectus Supplement supplements the Prospectus dated March 9, 1998 (the "Prospectus") of Consilium, Inc. (the "Company") relating to the public offering and sale by certain stockholders of the Company (the "Selling Stockholders"). This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information herein contained modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the meaning specified in the Prospectus.

        On October 12, 1998, the Company announced that it had reached a definitive agreement for Applied Materials to acquire the Company in a stock-for-stock merger. Each share of the Company's stock will be exchanged for between 0.182 and 0.165 of a share of Applied Materials' common stock, with the actual ratio being based upon Applied Materials' average stock closing price during a specified period prior to the meeting of the Company's stockholders to vote on the merger. The acquisition, which will be accounted for as a pooling-of-interests, is subject to, among other things, regulatory approval and approval of the stockholders of the Company. Certain stockholders of the Company have already entered into voting agreements in support of the merger.

        As of June 30, 1998, the Company had $3,051,000 outstanding under the Line of Credit Agreement dated April 1, 1997 with its existing bank. On July 24, 1998, the Company entered into a new banking arrangement and paid off all amounts due under the above mentioned Line of Credit Agreement. Under this new facility with Venture Banking Group, the Company can borrow up to $6,500,000, including a $2,750,000 three year term loan (the "Term Loan Agreement"), and an additional line of credit (the "Revolving Facility Agreement") of up to $3,750,000 based on eligible accounts receivable. The Term Loan Agreement is secured by substantially all of the Company's assets, bears interest at 1.0% above the prime rate per annum (9.5% at September 30, 1998) and expires on July 24, 2001. The Revolving Facility Agreement is secured by substantially all of the Company's assets, bears interest at 0.5% above the prime rate per annum (9.0% at September 30, 1998) and expires on July 24, 1999. At September 30, 1998, $2,750,000 was outstanding under the Term Loan Agreement and no borrowings were outstanding under the Revolving Facility Agreement. The Term Loan and Revolving Facility Agreements require the Company to maintain certain financial covenants. The Company is in compliance with all financial covenants.

        The date of this Prospectus Supplement is October 13, 1998.